UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated January 4, 2005
Commission file number 0-21080

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)

(403) 231-3900
(Registrants telephone number, including area code)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑

[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934].

Yes ☐	No ☑

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-13456, 333-97305 AND 333-6436) AND FORM F-3 (FILE NO. 33-77022) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

The following documents are being submitted herewith:

•	Press Release dated December 1, 2004

•	Press Release dated December 10, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date:	January 4, 2005	By:	/s/ “Blaine G. Melnyk”
Blaine G. Melnyk
Corporate Secretary & Associate General Counsel

NEWS RELEASE

Enbridge announces quarterly interest distribution for Preferred Securities

CALGARY, Alberta, December 1, 2004 — Enbridge Inc. today announced that a quarterly interest distribution of $0.4875 per security will be paid on the company’s 7.80% Preferred Securities, Series D, on December 31, 2004, to holders of record at the close of business on December 15, 2004.

As previously announced on November 15, 2004, the company is redeeming all 7,000,000 of its outstanding 7.60% Preferred Securities, Series B, at a price of $25.00 each plus accrued interest of $0.3956 per security, and all 7,000,000 of its 8.00% Preferred Securities, Series C, at a price of $25.00 each plus accrued interest of $0.4164 per security. The redemption date is December 15, 2004 for both the 7.60% Preferred Securities, Series B (originally issued July 1999) and the 8.00% Preferred Securities, Series C (originally issued September 1999). The redemption price and accrued interest will be credited to the accounts of beneficial holders as at the close of business on December 15, 2004, through their individual brokers. Beneficial holders may contact their individual brokers for additional information about payments.

Enbridge Inc. is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 4,000 people, primarily in Canada, the U.S. and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.

Contacts:

Investment Community	Media
Colin Gruending	Jim Rennie
(403) 231-5919	(403) 231-3931
e-mail: colin.gruending@enbridge.com	e-mail: jim.rennie@enbridge.com

NEWS RELEASE

Enbridge’s Spearhead Pipeline Proposal to Proceed

CALGARY, Alberta, December 10, 2004 – Enbridge Inc. today announced it plans to proceed with its proposed Spearhead Pipeline project, following the successful conclusion of its open season for shipper commitments and after securing support from the Canadian Association of Petroleum Producers. The Spearhead Pipeline will provide crude oil transportation service from the Enbridge main line system at Chicago, to the storage and refining hub at Cushing, Oklahoma.

The recent open season resulted in 10-year shipping commitments of an initial 60,000 barrels per day, increasing to 75,000 barrels per day by 2009. Following regulatory approval from the Federal Energy Regulatory Commission in the United States and the National Energy Board in Canada, Enbridge will begin work to reverse the flow of the line, which historically operated in south-to-north service between Cushing and Chicago. Enbridge expects to have the line in service during the first quarter of 2006, with initial capacity of 125,000 barrels per day. The line could subsequently be expanded to accommodate up to 160,000 barrels per day.

“The Spearhead Pipeline is expected to benefit both Canadian producers and U.S. refineries by providing transportation for growing supplies of crude oil from Western Canada to refineries in southern PADD II. The Spearhead Pipeline is an important part of our ongoing strategy to provide access to new crude oil markets throughout the continental U.S. and beyond,” said Patrick D. Daniel, President and CEO, Enbridge Inc.

Enbridge acquired in 2003 a 90-percent interest in the 1,050-km (650-mile) Cushing to Chicago Pipeline System from BP Pipelines North America Inc. BP Pipeline retains 10-percent ownership, but Enbridge retains an option to acquire BP’s interest.

Enbridge Inc. is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 4,000 people, primarily in Canada, the U.S. and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

Contacts:

Media:

Enbridge Pipelines Inc.
Ian La Couvée
(403) 585-3956
Email: ian.lacouvee@enbridge.com

Investment Community:

Enbridge Inc.
Colin Gruending
(403) 231-5919
Email: colin.gruending@enbridge.com

Website: www.enbridge.com